                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF APRIL, 2002
                                           -----

                          ROYAL CARIBBEAN CRUISES LTD.
          ------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
          ------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


         INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

                          FORM 20-F [X] FORM 40-F [ ]

         INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                YES [ ]   NO [X]

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    ROYAL CARIBBEAN CRUISES LTD.
                                                    ---------------------------
                                                           (Registrant)


Date: April 3, 2002                               By /s/ RICHARD J. GLASIER
                                                    ---------------------------
                                                    Richard J. Glasier
                                                    Executive Vice President and
                                                    Chief Financial Officer

Royal Caribbean Cruises Ltd.

2001  ANNUAL  REPORT

The future holds exciting promise for Royal Caribbean Cruises Ltd. Rising demand, powerful demographics and a modern fleet are lifting the ride. In 2001, a record 2.4 million people sailed aboard the company's 23 ships while revenues rose to $3.1 billion. Four new ships were launched in 2001, making 16 innovative new vessels since 1995. Royal Caribbean International has become the world's largest cruise brand with 33,050 double-occupancy berths, and when Celebrity Cruises introduces its fourth Millennium-class ship in 2002, it will have doubled its capacity in two years to 16,350 berths.

                                    (Photo)

FINANCIAL HIGHLIGHTS


(dollars in thousands, except per share data)

                                       2001           2000            1999
                                   ----------      ----------      ----------
Revenues                           $3,145,250      $2,865,846      $2,546,152
Operating Income                      455,605         569,540         480,174
Net Income                            254,457         445,363         383,853
Earnings Per Share*                $     1.32      $     2.31      $     2.06
Shareholders' Equity               $3,756,584      $3,615,915      $3,261,156

(* diluted)

YEAR                REVENUES
----          --------------------
 88                      523
 89                      567
 90                      698
 91                      760
 92                    1,013
 93                    1,113
 94                    1,171
 95                    1,184
 96                    1,357
 97                    1,939
 98                    2,636
 99                    2,546
 00                    2,866
 01                    3,145

YEAR               NET INCOME
----          --------------------
 88                       14
 89                       42
 90                       52
 91                        4
 92                       61
 93                      107
 94                      137
 95                      149
 96                      151
 97                      175
 98                      331
 99                      384
 00                      445
 01                      254

YEAR          SHAREHOLDERS' EQUITY
----          --------------------
 88                      295
 89                      348
 90                      400
 91                      404
 92                      464
 93                      733
 94                      846
 95                      965
 96                    1,085
 97                    2,019
 98                    2,455
 99                    3,261
 00                    3,616
 01                    3,757

       ($ millions)

(Photo)

RICHARD D. FAIN / Chairman and CEO


DEAR SHAREHOLDERS:

We navigated across particularly choppy seas in 2001, and our disappointing financial results reflected this. We had known from the outset that it would be a challenging year as we launched four new ships in the midst of a softening economy and as we suffered an unusual spate of ship disruptions due to technical problems. But we were unprepared for the horrific tragedies of September 11. These attacks affected all of us personally and also led to a drastic decline in air travel and demand for cruises.

This barrage of unforeseen, negative impacts coincided with the peak period of our expansion program - a period of unusually high operating and financial leverage. While this leverage should soon work for us in a positive way, our margins and profits are affected in the short term. In 2001, we registered a 43-percent decrease in net profit to $254.5 million, or $1.32 per share, a steep falloff from record profits in 2000.

The impact of September 11 is still being felt as we enter 2002. We expect yields, which were down 9 percent in 2001, to decline again. But we are now clearly seeing a recovery in demand with a corresponding abatement of the widespread price discounting of 2001. Looking forward, we are encouraged by the current booking and pricing trends.

We also have taken aggressive steps to control costs and reduce capital expenditures. This has enabled us to reduce our nonfuel operating and SG&A expenses by 5 percent per berth in 2001 with similar savings expected in 2002. In addition, we have reduced our planned capital expenditures over the next few years by more than $300 million.

As difficult as this year has been, it also has provided a surprising silver lining. The fact that we have responded so well to the bad news of 2001 and the resilience that the cruise industry has demonstrated in the face of such market forces are indeed reassuring.

PROMISING FUTURE

There are a number of reasons to be confident in the future performance of our company. In 2001, we eclipsed records with $3.1 billion in revenues and 2.4 million cruise guests. A rapid expansion of Celebrity Cruises, while ill-timed in a recession, proved to make strategic sense, given the enormous appeal of Millennium and her sister ships. The debut of Royal Celebrity Tours, complementing our Alaska cruises with escorted land tours, was also a winner. And for the first time, Royal Caribbean International and Celebrity Cruises topped one million first-time cruisers.

As we started taking bookings in 2002,we saw a significant recovery in pricing. We experienced record booking levels in the "Wave Period" that began in January, and pricing on new bookings has nearly returned to pre-September 11 levels. I believe these business trends are proof of the resiliency of the cruise industry and a powerful testament to the fundamental strength of the business model. The prospects for the future are bright.


4   Royal Caribbean Cruises Ltd.

                                  We are now clearly seeing a recovery in demand
                          with a corresponding abatement of the widespread price
                                    discounting of 2001. Looking forward, we are
                           encouraged by the current booking and pricing trends.


LOOKING RADIANT

By launching four beautiful new ships in 2001 - an unprecedented 9,250 new berths in a single year - the company positioned itself to further capitalize on rising demand for cruise vacations. We introduced the third distinctly new, innovative class of ships in as many years with the glass-sheathed Radiance of the Seas. Each of Royal Caribbean International's four Radiance-class ships (Brilliance of the Seas will arrive in 2002) will offer guests more than twice as many balconied staterooms as any of the six Vision-class ships built between 1995 and 1998. By 2004, some 35 percent of the staterooms for Royal Caribbean International and Celebrity Cruises will have balconies. This trend exemplifies our ongoing product improvement that is attracting and keeping customers.

Radiance of the Seas also brought the first smokeless gas-turbine engines to Royal Caribbean International, one year after Celebrity Cruises began outfitting its Millennium-class ships with this environmentally friendly technology. We also are gratified that other cruise lines have followed this lead of using gas turbines on at least a partial basis. (A summary of our 2001 environmental programs and initiatives is presented elsewhere in this Annual Report.)

You might say the Millennium class made a double-curtsy in 2001 with debuts by Infinity and Summit. A fourth sister, Constellation, will arrive in May for European itineraries. In just two years, Celebrity Cruises will have doubled its capacity to 16,350 berths - almost all of the berths created since 1995. The Millennium class features the largest penthouse and spa facilities at sea, as well as specialty restaurants with artifacts evoking a bygone era. These include carved-walnut panels from Olympic, identical twin to Titanic, and a prominent statue and gold-lacquered murals from Normandie, the most notable ship of the 1930s. Amenities such as these, combined with what is widely regarded as some of the finest dining in the cruise industry, are reasons that guests of Celebrity Cruises are extremely loyal. We are refining our marketing efforts in 2002 to target these and other discerning cruisers.

COVERING THE CARIBBEAN

For the first time, we made it possible to visit every corner of the Caribbean, from Cozumel to Curacao, on our hugely successful Voyager-class ships. Newcomer Adventure of the Seas, the third of five 142,000-ton marvels, began southern Caribbean itineraries from San Juan in November. Miami-based Voyager of the Seas and Explorer of the Seas continued their western and eastern Caribbean routes. These revolutionary ships are generating the highest per diems in the fleet.

We are continually expanding our cruise offerings to populous markets within driving distance of several U.S. ports. First-time endeavors along the Gulf Coast were well-received in 2001. Rhapsody of the Seas began a rotation from three different ports in the Gulf of Mexico - Galveston,Tampa and New Orleans - and will adopt Galveston as a year-round base this April. For the first time, Celebrity's Zenith wintered in Tampa and Horizon in Miami. In November 2002, the Gulf lineup also will include



                                                Royal Caribbean Cruises Ltd.   5

While we are optimistic about the future as we stand, we believe this merger would accelerate our already excellent prospects for improving margins and profits.

Nordic Empress in Tampa, Splendour of the Seas in Houston, and Grandeur of the Seas in New Orleans. We believe there is much untapped potential in these ports as well as mid-Atlantic ports such as Baltimore and Charleston, S.C., where this year Celebrity's Galaxy starts operating 10- and 11-night cruises to the Caribbean.

Royal Celebrity Tours began escorting guests on pre- and post-cruise tours to Denali National Park and other scenic areas along the route of the Alaska Railroad. Two glass-domed "Wilderness Express" traincars offer views of remote landscapes, and 95 percent of our cruise-tour guests told us they would recommend it to a friend. We are adding a third and fourth traincar, thus doubling the number of guests we can accommodate on cruise-tour packages.

Five ships offered itineraries in Europe in summer 2001 as part of our efforts to tap this fast-growing market. Unfortunately, 9/11 forced us to redeploy some of these ships back to the U.S. But for 2002, we have assigned our two newest ships, Constellation and Brilliance of the Seas, to Europe along with Splendour of the Seas. Island Cruises, our joint venture with United Kingdom tour operator First Choice Holidays, also will cater to the European market this summer with Island Escape, formerly Viking Serenade.

In 2001, we introduced a sophisticated system for pre-selling shore excursions through the Internet - still the only cruise lines with this capability. Besides improving revenues, this new system has meant greater convenience for our guests and cost savings to the company and to travel agents.

MERGER OPPORTUNITY

In addition to strengthening the brands of Royal Caribbean International and Celebrity Cruises, in 2001 we pursued a significant merger opportunity - a merger of equals with P&O Princess Cruises plc. On November 20, we announced an agreement to create a merged "dual-listed company" that would retain separate legal identities, tax residencies and listings on the stock exchanges in New York, London and Oslo. Our efforts to combine forces with P&O Princess prompted a competing, hostile takeover bid by Carnival Corporation, and there is still a long way to go before the outcome is known.

Should we ultimately gain the necessary approvals for a combination, we would create the world's largest cruise vacation company, deploying 41 ships and 75,000 double-occupancy berths, not including newbuilds in 2002. The 14 firm orders for new ships between 2002 and 2004 - six by Royal Caribbean and eight by P&O Princess - would bring the combined enterprise to more than 100,000 berths. While we are optimistic about the future as we stand, we believe this merger would accelerate our already excellent prospects for improving margins and profits.


6   Royal Caribbean Cruises Ltd.

REGAINING MOMENTUM

Obviously, 2001 was fraught with difficulties. The events of September 11 impacted our earnings negatively by more than $47 million, due to lost revenues and direct costs associated with guests not being able to reach their departure ports, as well as costs associated with business decisions taken in the aftermath of the attacks. Legend of the Seas missed a month of service, sailing around Africa (without guests) to Singapore as a post-September 11 consequence, avoiding passage through the Suez Canal. We also absorbed a $31-million negative impact from an unusual spate of additional canceled cruises. Galaxy, Millennium, Infinity and Nordic Empress all had service outages in the second quarter.

This confluence of adverse events resulted in greater financial leverage than we intended. Fortunately, we had previously taken steps to anticipate our financing needs in advance of the requirements. As a result, we ended the year with $1.4 billion in liquidity and have minimized the need to raise new sources of funding to complete our capital program. We expect our leverage to peak over the next 12 months and then decline progressively to a more normal level. We also believe our credit ratings will improve as we go down this path.

Entering 2002, we continue to focus attention on our costs. A series of difficult decisions enabled us to reduce our non-fuel unit costs by 5 percent, including the elimination of almost 500 shoreside positions. We expect to realize comparable savings during 2002. In addition, we hope to benefit from a decline in global oil prices. We have achieved these cost efficiencies without affecting our continually improving product quality, and we are determined to continue to do so.

WITH THANKS

I have many people to thank for their incredible efforts in 2001. I am grateful to our Board of Directors for their steadying hands. I thank our reliable partners in the travel-agent community, who ultimately carry our message to cruise vacationers. And I especially thank the more than 25,000 shoreside and shipboard employees of Royal Caribbean International and Celebrity Cruises. Their performance under adversity was remarkable. Yes, we have assembled a fantastic fleet. More important, we have assembled a group of fantastic people.


                                                         Sincerely,

                                                         /s/ Richard D. Fain
                                                         -----------------------
                                                         Richard D. Fain
                                                         Chairman and CEO


                                                Royal Caribbean Cruises Ltd.   7

                         (Photo)

Celebrity Cruises' new Summit takes a bow against the Miami skyline.

                         (Photo)

         (Photo)

Main dining room, Voyager of the Seas

                                                                       (Photo)

                                                                 15.3 million
                                                               guest cruise days

RISING DEMAND

A flotilla of spectacular new cruise ships propelled the North American market to 57-percent growth in five years - from 4.4 million guests in 1995 to 6.9 million in 2000. The numbers rose slightly to 6.91 million in 2001 despite an economic recession and a decline in air travel. Royal Caribbean International and Celebrity Cruises served a record 2.4 million guests in 2001, and in two years, have increased the number of "guest cruise days" by 37 percent - from
11.2 million in 1999 to 15.3 million in 2001. Even with an unprecedented four new ships and 9,250 new berths in a single year, occupancy in 2001 remained high at 101.8 percent. The company attracted more than one million first-time cruisers in 2001.


                                               Royal Caribbean Cruises Ltd.   11

43.5 million
'definitely or probably' will cruise

  (Photo)

ATTRACTIVE DEMOGRAPHICS

The Baby Boom is the engine driving the cruise industry's long-term demographics
- 53 percent of cruisers are Baby Boomers. The average age of cruisers in the U.S. market is 50, according to Cruise Lines International Association's biannual market study. The first of the 79.3 million Americans from the Baby Boom (1946-1964) reached age 55 in 2001. By 2010, there will be 41 million people aged 50 to 59 - twice as many as there were in 1990. And the Baby Boomers command an average household income of almost $60,000. CLIA identified a significant group of vacationers who would "definitely or probably" take a cruise in the next five years - 43.5 million people. Nearly half of a target population of 140 million people (68.3 million) are "interested" in cruising, and those prospects have an average household income of $60,400.


12   Royal Caribbean Cruises Ltd.

           (Photo)

Water slide and rock-climbing wall, Radiance of the Seas

   (Photo)

Dine-in wine cellars on Millennium-class ships

                                                                         (Photo)

                                                              14 of top 23 ships
                                                            '
                                                     in Conde Nast Traveler poll


HIGH SATISFACTION LEVELS

                                                 '
In the "2001 Reader's Choice Awards" poll by Conde Nast Traveler, the company claimed 14 of the top 23 places in the Best Large Ships category while its largest competitor had none. Celebrity Cruises' Millennium, Mercury and Century were three of the four highest-rated ships in the poll. CLIA surveys show that cruise vacationers are happy customers - nearly 9 out of 10 cruisers say they plan to cruise again. Experienced cruisers are emphatic that cruises rate higher than other vacations: 75 percent because of the pampering, 74 percent because of the fine dining, and 71 percent because of hassle-free vacationing. Relaxing and getting away (69 percent) and visiting several destinations (68 percent) are other major reasons that cruisers are most pleased with vacations at sea.


                                               Royal Caribbean Cruises Ltd.   15

(Photo)

5 years young
average age of ships

                                                             YOUNG FLEET PROFILE

In the company's multi-billion-dollar new building program, 16 new ships have been launched since 1995, encompassing five distinct classes of vessel design - Vision, Century, Voyager, Millennium and Radiance. These innovative ships offer unique amenities, from splendid dining rooms and theaters to luxurious spas and extensive recreation facilities, including ice-skating rinks and rock-climbing walls. Plush surroundings and advanced technology are consistent from one ship to the next. Celebrity Cruises, the fastest-growing premium cruise line, will have doubled its capacity between 2000 and 2002 with four Millennium-class ships. In 2001, Royal Caribbean International became the world's largest cruise brand with 33,050 double occupancy berths. Altogether, 73 percent of the company's 47,400 berths have been built since 1995, and the average age of the 23 ships at year end was about 5 years, compared to 8 years for the fleet of the largest competitor.


16   Royal Caribbean Cruises Ltd.

(Photo)

Bronze sculpture by Fernando Botero, Summit

(Photo)

Ice-skating rinks on Voyager-class ships

                                                                         [Photo]

                                                            CENTER OF EVERYTHING

CUSTOMER FOCUS

Customer service, frequently praised by guests, is the hallmark of cruise vacations with Royal Caribbean International and Celebrity Cruises. Guests are at the center of everything we do, and their comfort and safety are always paramount concerns. The company's focus on customers was never more evident than after U.S. air travel was grounded following the September 11 terrorist attacks. Every ship simultaneously faced an abnormal operating environment. "Your willingness and ability to manage this unforeseeable and tragic emergency went far above and beyond what might be expected of any company under the circumstances," wrote Victoria and Anthony Spellman of Scottsdale, Arizona. Susan Mahoney and Victoria Willis of Gilbert, Arizona, wrote, "We were told that if we stayed in your care, we would be taken care of, and we would get home safe. You did exactly as you promised . . . Somehow, 'thank you' does not sound like enough."

                                               Royal Caribbean Cruises Ltd.   19

MOST ADVANCED TECHNOLOGY

[Photo]

                                                       ENVIRONMENTAL STEWARDSHIP

Royal Caribbean International and Celebrity Cruises uphold the strictest environmental standards and utilize the most advanced technology. Six ships launched between 2000 and 2002 are equipped with the cruise industry's first smokeless, gas turbine engines. Environmental Officers, the stewards of our ocean protection programs, work with crew members and dozens of companies to recycle and reuse products and ensure proper disposal. In 2001, the fleet conducted research in the management of solid and liquid waste and eliminated hazardous waste from photo operations. The fleet has earned and maintained its voluntary certification against the ISO 14001 standard, issued by the International Standards Organization. Continuous improvement is achieved by identifying Significant Environmental Aspects and setting objectives and targets for the reduction in the use of natural resources and reduction of nitrous oxide emissions.

20   Royal Caribbean Cruises Ltd.

                                    [Photo]

           Environmental Officer Tracy Guerin, Adventure of the Seas

2001 ENVIRONMENTAL REPORT

A culture of environmental stewardship permeates the fleet of Royal Caribbean International and Celebrity Cruises. From the ship's Master to the crew, every effort is made to ensure that we are good stewards of our ocean environment and of all the ports we visit. This responsibility extends to every employee, shipboard and shoreside.

The company is committed to protecting and preserving environmental resources, preventing pollution, and continually improving environmental management. This means not only meeting applicable environmental regulations but also exploring and implementing programs that go Above and Beyond Compliance. The three basic tenets of the Environmental Management System are 1) reduce the creation or generation of waste; 2) recycle or reuse materials; and 3) properly dispose of remaining wastes.

Significant advances have been made in recent years while earning and maintaining ISO 14001 certification for the fleet's Environmental Management System. Royal Caribbean International and Celebrity Cruises are the first cruise lines in the world to obtain ISO 14001 certification from the International Standards Organization.

Each ship has an Environmental Officer assigned to oversee environmental operations. Every year, with the assistance of an external auditor evaluating the fleet, the company honors one ship for superior environmental performance and another for environmental innovation.

While United States and international law permit untreated gray water to be discharged virtually anywhere at sea and treated black water to be discharged four nautical miles from shore, the company's standard is to make all discharges at least 12 nautical miles from shore.

The company aggressively pursues new technologies in order to reach the highest environmental standards. One of the most noteworthy initiatives was the first application of smokeless, gas-turbine technology onboard a cruise ship. This began with Celebrity Cruises' Millennium in 2000 and was extended to three new vessels in 2001 (Infinity, Summit, and Radiance of the Seas) and both new ships arriving in 2002 (Constellation and Brilliance of the Seas). Altogether, eight ships will have gas turbines by 2004.

Gas-turbine technology minimizes a ship's environmental impact by drastically reducing exhaust emissions; emissions of nitrous oxides are lowered by 85 percent and sulfur oxides by more than 90 percent - no smoke, only steam. High-efficiency gas turbines drive generators that, in turn, provide electricity to the propulsion motors. At the same time, a steam turbine utilizes waste heat from the gas turbine's exhaust to produce additional electricity for ship services.

Other technological advances reflect this commitment to Above and Beyond Compliance. Lloyd's Register, a leading international ship classification society, awarded its first-ever Environmental Protection certificates to Celebrity Cruises' Mercury and Galaxy for installing a system of reverse osmosis treatment for gray water and treated black water. These Rochem FM systems, manufactured in Germany, are the same sort used to make bottled water. In addition to reverse osmosis, the systems use a flat-membrane (FM) filtration process to produce a highly purified stream.


22 Royal Caribbean Cruises Ltd.

The company continues to explore prototype systems through research and development, as was done with General Electric for the gas turbines and with a Swedish manufacturer for Marinfloc, a bilge-water cleaning system installed fleetwide in 1998-99. Marinfloc uses aluminum chloride to break up emulsions in a process called flocking, so that processed bilge water is at least three times cleaner than the international standard.

Some of the chief accomplishments in 2001 included:

o Increasing fuel efficiency through system upgrades, enhanced maintenance routines, and energy conservation. This resulted in savings of 17,500 tons of diesel fuel, equivalent to a train of 700 tank cars spanning more than nine miles.

o Reducing exhaust emissions by optimizing engine performance, using fuel additives, and implementing an advanced fuel polarization system. NOx emissions were lowered by 23 percent, earning Celebrity Cruises the Environmental Protection certificate from Lloyd's Register.

o Re-piping the photo labs to create a "closed loop" operation of silver recovery units. By removing silver from photo waste, effluent becomes non-hazardous.

o        Installing a filter system in laundry rooms to remove perchloroethylene
         (PERC) from any liquid waste in the dry cleaning and steam-press process. The filtered effluent can be landed as non-hazardous.

o Eliminating 99 chemicals from a list of approved chemicals as part of ongoing improvements in chemical management.

o Replacing Sterno, used for warming a chafing dish, with the odorless Ecofuel, which contains no alcohol and no air pollutants, has a lower flash point, and is self-extinguishing when inverted.

o Using water-based printing plates instead of plates that required a chemical printing solution.

Having made my living from the sea for more than 30 years, it gives me great pride in knowing that whether through technological advances or best practices, Royal Caribbean International and Celebrity Cruises strive to set the standard for environmental stewardship.

                                                         Capt. William S. Wright
                                                 Senior VP, Safety & Environment



                                               Royal Caribbean Cruises Ltd.   23

WASTE STREAM OPERATIONAL CONTROLS

                    GRAY WATER                            BLACK WATER                                 BILGE WATER
                - Cabin Sinks &                     - Toilets                                         All liquids collected
                  Showers                                                                             in open spaces in the
                                                    - Medical Facility                                bottom of the ship
                - Laundry                             Sinks
                                                                                                          Holding Tank
                - Galley
                                                                                                         Treatment Unit
                - A/C Condensate                                                                                            (Sludge)
                                                                                                         Monitor > 5ppm
                - Salon
                                                                                                       Clean Holding Tank
                                                    Black Water   Black Water
                                                    Holding       Treatment                              Monitor > 5ppm
                                                    Tank
                                                                                                          Documentation

                  Holding Tank                                                                                (or)

                     (or)                                      (or)                                   Approved    Discharge
                                                                                                      Shoreside   to Sea
             Approved    Discharge                  Approved      Discharge                           Treatment   Beyond
             Shoreside   to Sea                     Shoreside     to Sea                              Facility    12 nm
             Treatment   Beyond                     Treatment     Beyond
             Facility    12 nm                      Facility      12 nm

Corporate    Discharge beyond 12 nm with ship's     Physical removal of plastics & other debris;      Discharge if beyond 12 nm and
 Policy      speed > 6 knots or land for treatment  land remainder for treatment by shore facility    < 5 parts per million
             by shore facility.                     or discharge beyond 12 nm with ship's             (ppm) oil.
                                                    speed > 6 knots.


Regulatory   Local                                  Treated discharge beyond 4 nm.                    < 15 ppm, discharged while
Standards                                                                                             underway.

Above and    Yes                                    Yes                                                 Yes
 beyond
 compliance











nm: nautical miles


Royal Caribbean Cruises Ltd.   24

                                                                   HOTEL AND
                             SLUDGE                                RESTAURANT WASTE                   SPECIAL WASTE
                             - Used Lube Oil                       Paper      Food  Cans  Glass       - Chemicals
                                                                   & Plastic  Waste
                             - Fuel Sludge                                                            - Spent
                                                                                                        Fluorescents
                                                                                  Compactor
                                                                              Grinder     Crusher     - Batteries

                              Documentation                                                           - Used Paints/
                                                                                                        Thinners

                                                            Incinerator  Discharge      Cold Storage  - Dry Cleaning
                                                                         to Sea                         Waste
                                                                         Beyond
                                                                         12 nm                        - Photo Waste

                                                                     Documentation                    Segregated Leakproof
                                    (or)                                                              Containers
                                                                                        Land
                            Approved    Land Ash for                                    Ashore for    Documentation
                            Shoreside   Shoreside Disposal                              Recycling
                            Treatment                                                                 Land Ashore to
                            Facility                                                                  Authorized Waste
                                                                                                      Management Professionals



Corporate               Incinerate onboard or land for     Collect and sort at source of      Land only in designated ports
 Policy                 treatment and recycling, by shore  generation. Generally, food waste  to authorized hazardous waste
                        facility.                          is incinerated onboard with the    professionals. Corporate
                                                           incinerator ash landed ashore.     requires shore facility visits
                                                           Food waste may also be landed or   or audits.
                                                           discharged > 12 nm.

Regulatory              If not incinerated, land for       Except for plastics, discharge     U.S. and International
 Standards              disposal.                          outside 3, 12, 25 or 200nm.


Above and               Equal                              Yes                                Equal
 beyond compliance




                                               Royal Caribbean Cruises Ltd.   25

                                                              FULFILL THE WISHES

REACHING OUT

Two months after the September 11 terrorist attacks on the twin towers of the World Trade Center, Royal Caribbean International's new Adventure of the Seas was the first cruise ship to dock at the Passenger Ship Terminal in New York. Mayor Rudy Giuliani (second from right) joined CEO Richard Fain (far right) at the naming ceremony. Four godparents - Sgt. Richard Lucas, Tara Stackpole, Maggie McDonnell and Kevin Hannafin - represented the fallen heroes of New York City's fire and police departments and the Port Authority Police Department. The many outreach efforts of Royal Caribbean International and Celebrity Cruises include the donation of hundreds of cruises to the Make-A-Wish Foundation, fulfilling wishes of children facing life-threatening illnesses. More than $4.5 million has been raised for South Florida charities in the 13 years of the Royal Caribbean Classic, a Senior PGA Tour golf tournament.

Financial Table of Contents


29     Management's Discussion and Analysis of
       Financial Condition and Results of Operations

39     Consolidated Statements of Operations

40     Consolidated Balance Sheets

41     Consolidated Statements of Cash Flows

42     Consolidated Statements of Shareholders' Equity

43     Notes to the Consolidated Financial Statements

52     Management's Responsibility for Financial Statements

52     Report of Independent Certified Public Accountants

53     Board of Directors and Executive Officers

54     Shareholder Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

As used in this document, the terms "Royal Caribbean," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with industry practice, the term "berths" is determined based on double occupancy per cabin even though some cabins can accommodate three or four guests.

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," in our letter to shareholders and elsewhere in this document constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

o        general economic and business conditions,
o        cruise industry competition,
o        changes in vacation industry capacity, including cruise capacity,
o the impact of tax laws and regulations affecting our business or our principal shareholders,
o the impact of changes in other laws and regulations affecting our business,
o        the impact of pending or threatened litigation,
o        the delivery of scheduled new vessels,
o        emergency ship repairs,
o        incidents involving cruise vessels at sea,
o reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, political instability, or the unavailability of air service,
o        changes in interest rates or oil prices, and
o        weather.


The above examples may not be exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


General

SUMMARY

We reported net income and earnings per share for the year ended December 31, 2001 as shown in the table below. Net income decreased 42.9% to $254.5 million or $1.32 per share on a diluted basis in 2001 compared to $445.4 million or $2.31 per share in 2000. The decrease in net income is primarily the result of lost revenues and additional costs associated with events related to September 11, 2001, and ships out of service. Additionally, net income was impacted by a decline in net revenues per available passenger cruise day due to a general softness in the U.S. economy and a significant growth of our fleet capacity. The increase in capacity is associated with the addition of Millennium and Explorer of the Seas in 2000 and Infinity, Radiance of the Seas, Summit, and Adventure of the Seas in 2001.

Net income for 2001 was adversely impacted by approximately $47.7 million due to lost revenues and extra costs directly associated with passengers not being able to reach their departure ports during the weeks following the terrorist attacks of September 11, 2001 and costs associated with business decisions taken in the aftermath of the attacks. Also, net income was negatively impacted by approximately $30.7 million from the cancellation of nine weeks of sailings due to ship incidents, partially offset by $14.0 million related to insurance claims from prior years. Net income for 1999 was adversely impacted by $17.3 million of non-recurring settlement-related charges and by $12.8 million, net of insurance recoveries, for ships out of service. Accordingly, on a comparable basis, before the impact of September 11, 2001, ships out of service, insurance claims and the settlement charges, earnings were $318.9 million or $1.65 per share in 2001 versus $445.4 million or $2.31 per share in 2000 and $414.0 million or $2.22 per share in 1999. There were no significant events or circumstances in 2000 for which an adjustment was appropriate to make 2000 net income comparable to adjusted 2001 and 1999 earnings.

                                               Year Ended December 31,
(in thousands,                          -------------------------------------
except per share data)                     2001         2000          1999
----------------------                     ----         ----          ----

Revenues                                $3,145,250   $2,865,846    $2,546,152
Operating Income                           455,605      569,540       480,174
Net Income                                 254,457      445,363       383,853
Basic Earnings
  Per Share                             $     1.32   $     2.34    $     2.15
Diluted Earnings
  Per Share                             $     1.32   $     2.31    $     2.06


28 Royal Caribbean Cruises Ltd.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

SELECTED STATISTICAL INFORMATION (UNAUDITED):

                                          2001          2000          1999
                                          ----          ----          ----

Guests Carried                          2,438,849     2,049,902     1,704,034
Guest Cruise Days                      15,341,570    13,019,811    11,227,196
Occupancy Percentage                        101.8%        104.4%        104.7%


PROPOSED DUAL-LISTED COMPANY MERGER WITH P&O PRINCESS CRUISES PLC

On November 19, 2001, we entered into an agreement with P&O Princess Cruises plc (P&O Princess), providing for the combination of Royal Caribbean and P&O Princess as a merger of equals under a dual-listed company structure. If the dual-listed company merger is completed, it would involve a combination of the two companies through a number of contracts and certain amendments to our Articles of Incorporation and By-Laws and to P&O Princess' Articles and Memorandum of Association. The two companies would retain their separate legal identities but would operate as if they were a single unified economic entity. The contracts governing the dual-listed company merger would provide that the boards of directors of the two companies would be identical and that, as far as possible, the shareholders of Royal Caribbean and P&O Princess would be placed in substantially the same economic position as if they held shares in a single enterprise which owned all of the assets of both companies. The net effect of the dual-listed company merger would be that the shareholders of Royal Caribbean would own an economic interest equal to 49.3% of the combined company and the shareholders of P&O Princess would own an economic interest equal to 50.7% of the combined company.

The obligations of Royal Caribbean and P&O Princess to effect the dual-listed company merger are subject to the satisfaction of various conditions, including the receipt of certain regulatory approvals and consents and approval by the shareholders of each of Royal Caribbean and P&O Princess. No assurance can be given that all required approvals and consents will be obtained, and if such approvals and consents are obtained, no assurance can be given as to the terms, conditions and timing of the approvals and consents. If the dual-listed company merger is not completed by November 16, 2002, either party can terminate the agreement if it is not in material breach of its obligations thereunder. We have incurred, and continue to incur, costs which have been or will be deferred in connection with the dual-listed company merger. In the event the transaction is not consummated, we would be required to write these costs off, resulting in an estimated impact to earnings of approximately $15 million. If the dual-listed company merger is completed, these deferred costs, together with additional costs, would be capitalized as part of the transaction.

If the merger agreement is terminated under certain circumstances, we would be obligated to pay P&O Princess a break fee of $62.5 million. These circumstances include, among other things, our board of directors withdrawing or adversely modifying its recommendation to shareholders to approve the dual-listed company merger, our board of directors recommending an alternative acquisition transaction to shareholders, and our shareholders failing to approve the dual-listed company merger if another acquisition proposal with respect to Royal Caribbean exists at that time. Similarly, P&O Princess would be obligated to pay us a break fee of $62.5 million upon the occurrence of reciprocal circumstances.

In December 2001, Carnival Corporation (Carnival) announced a competing pre-conditional offer to acquire all of the outstanding shares of P&O Princess. In connection with its preconditional offer, Carnival solicited proxies from P&O Princess' shareholders in favor of an adjournment of the P&O Princess' special meeting prior to a shareholder vote to approve the dual-listed company merger. On February 14, 2002, Royal Caribbean and P&O Princess convened special meetings of their respective shareholders to approve the dual-listed company merger. Prior to voting to approve the merger, the shareholders of each company voted to adjourn their respective meetings until an unspecified future date. We do not know at this time the date on which the meetings will be reconvened.

JOINT VENTURE WITH P&O PRINCESS

On November 19, 2001, we entered into a joint venture agreement with P&O Princess to target customers in southern Europe. The joint venture company is owned 50% by P&O Princess and 50% by us. Each party has committed up to $500.0 million in shareholder equity, with approximately $5.0 million contributed by each party to date and the balance due and payable when called by the joint venture company. Each party has agreed to assign two identified ship-build contracts to the joint venture company, which will be held in trust for the joint venture company pending such assignments. Any payments we have made under these contracts prior to assignment will be credited against our shareholder equity commitment. Subject to the terms of the agreement, the joint venture agreement can be terminated by either party if certain commercial benchmarks have not been achieved by January 1, 2003 or April 1, 2003. The joint venture agreement does not require the approval of the shareholders of Royal Caribbean or P&O Princess. (See Future Commitments.)


                                               Royal Caribbean Cruises Ltd.   29

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


FLEET EXPANSION

Our current fleet expansion program encompasses three distinct vessel designs known as the Voyager-class, Millennium-class and Radiance-class. Since 1999, we have taken delivery of three Voyager, three Millennium and one Radiance class vessels. We currently operate 22 ships with 45,854 berths.

We have six ships on order. The planned berths and expected delivery dates of the ships on order are as follows:

                                                      Expected
Vessel                                           Delivery Date        Berths
------                                           -------------        ------
Royal Caribbean International

Voyager-class:
 Navigator of the Seas                          1st Quarter 2003       3,114
 Mariner of the Seas                            1st Quarter 2004       3,114

Radiance-class:(1)
 Brilliance of the Seas                         3rd Quarter 2002       2,100
 Serenade of the Seas(2)                        4th Quarter 2003       2,100
 Jewel of the Seas(2)                           2nd Quarter 2004       2,100

Celebrity Cruises

Millennium-class:
 Constellation                                  2nd Quarter 2002       2,034

(1) We have two options on Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006.

(2) These two ships are committed to the new southern European joint venture with P&O Princess.

We believe the Voyager-class vessels are the largest and the most innovative passenger cruise ships ever built. The Radiance-class vessels are a progression from Royal Caribbean International's Vision-class vessels, while the Millennium-class ships are a progression from Celebrity Cruises' Century-class vessels.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates. (See Notes 1 and 2 to the Consolidated Financial Statements.) Certain of our accounting policies are deemed "critical," as they require management's highest degree of judgment, estimates and assumptions. A discussion of what we believe to be our most critical accounting policies follows:


SHIP ACCOUNTING

Our ships represent our most significant asset, and we state them at cost less accumulated depreciation and amortization. Depreciation of vessels, which includes amortization of vessels under capital leases, is computed net of a 15% projected residual value using the straight-line method over estimated service lives of primarily 30 years. Significant vessel improvement costs are capitalized as additions to the vessel versus a repair and maintenance activity, which is charged to expense. Our depreciation and amortization assumptions take into consideration the impact of anticipated technological changes, long-term cruise and vacation market conditions and historical useful lives of similarly-built ships. Given the very large and complex nature of our ships, our accounting estimates related to ships and determinations of vessel improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.


VALUATION OF LONG-LIVED ASSETS AND GOODWILL

We review long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the difference between the asset's estimated fair value and its carrying value.

The determination of fair value is based on quoted market prices in active markets, if available. Such markets are often not available for used cruise ships. Accordingly, we also base fair value on independent appraisals, sales price negotiations and projected future cash flows discounted at a rate determined by

30 Royal Caribbean Cruises Ltd.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

management to be commensurate with our business risk. The estimation of fair value utilizing discounted forecasted cash flows includes numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, marketing, selling and administrative expenses, interest rates, ship additions and retirements, cruise industry competition and general economic and business conditions, among other factors.

Upon adoption of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002, we ceased to amortize goodwill; goodwill amortization was $10.4 million in 2001. In addition, we are required to perform an initial impairment review of our goodwill upon adoption and an annual impairment review thereafter. We currently do not expect to record an impairment charge upon completion of the initial impairment review.

If there is a material change in the assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

CONTINGENCIES - LITIGATION

On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recovery, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

PROPOSED STATEMENT OF POSITION

On June 29, 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a proposed Statement of Position, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment." Under the proposed Statement of Position, we would be required to adopt a component method of accounting for our ships. Using this method, each component of a ship would be identified as an asset and depreciated over its own separate expected useful life. In addition, we would have to expense drydocking costs as incurred which differs from our current policy of accruing future drydocking costs evenly over the period to the next scheduled drydocking. Lastly, liquidated damages received from shipyards as mitigation of consequential economic costs incurred as a result of the late delivery of a new vessel would have to be recorded as a reduction of the ship's cost basis versus our current treatment of recording liquidated damages as nonoperating income. If adopted, the proposed Statement of Position would be effective for us beginning on January 1, 2003. We have not yet analyzed the impact that this proposed Statement of Position would have on our results of operation or financial position, as we are uncertain whether, or in what form, it will be adopted.

Results of Operations

The following table presents operating data as a percentage of revenues. As a result of the events of September 11, 2001, ships out of service and certain other items, not all operating margins are comparative year over year.

                                                  Year Ended December 31,
                                               ------------------------------
                                               2001        2000          1999
                                               ----        ----          ----

Revenues                                       100.0%      100.0%       100.0%
Expenses:
 Operating                                      61.5        57.7         58.8
 Marketing, selling
  and administrative                            14.4        14.4         14.6
 Depreciation and amortization                   9.6         8.0          7.8
                                               -----       -----        -----
Operating Income                                14.5        19.9         18.8
Other Income (Expense)                          (6.4)       (4.4)        (3.8)
                                               -----       -----        -----
Net Income                                       8.1%       15.5%        15.0%
                                               =====       =====        =====


                                               Royal Caribbean Cruises Ltd.   31

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

REVENUES

Revenues increased 9.7% to $3.1 billion from $2.9 billion for the same period in 2000. The increase in revenues was due primarily to a 20.8% increase in capacity, partially offset by a 9.1% decline in gross revenue per available passenger cruise day. The increase in capacity was primarily due to the addition of Millennium and Explorer of the Seas in 2000, and Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001. The increase in new capacity was partially offset by the cancellation of 14 weeks of sailings due to ship incidents and the events of September 11, 2001. The decline in gross revenue per available passenger cruise day was primarily attributed to the events related to September 11, 2001, a general softness in the U.S. economy and a significant growth of our fleet capacity. Net revenue per available passenger cruise day for 2001 declined 9.1% from the prior year. Occupancy for 2001 was 101.8% compared to 104.4% in 2000.

Starting in early 2001, we experienced a softness in bookings which we attribute to the weakening U.S. economy. By mid-summer, we started to see a recovery in this trend, with booking volume and pricing improving. Following the terrorist attacks of September 11, 2001, there was a substantial drop in bookings and an increase in cancellations. After the initial decline, bookings gradually improved, prompted initially by substantial discounts. Pricing began to recover by mid-November. Booking patterns, which shifted to closer-in sailing dates following September 11, also began to return to pre-September 11 patterns.

EXPENSES

Operating expenses increased 17.1% to $1.9 billion in 2001 compared to $1.7 billion for the same period in 2000. The increase is primarily due to additional costs associated with increased capacity.

Marketing, selling and administrative expenses increased 10.0% to $454.1 million in 2001 from $412.8 million in 2000. On a per available passenger cruise day basis, marketing, selling and administrative expenses decreased 8.9% due primarily to economies of scale and cost containment efforts, partially offset by business decisions taken subsequent to the events of September 11, 2001 involving itinerary changes, office closures, and severance costs related to a reduction in force. Marketing, selling and administrative expenses as a percentage of revenues were 14.4% for 2001 and 2000.

Cost savings initiatives from 2000 and 2001 contributed to a 4.5% reduction in operating costs and marketing, selling and administrative expenses on a per available passenger cruise day basis, excluding fuel costs, in 2001 compared to 2000. We expect a similar improvement in 2002.

Depreciation and amortization increased 30.4% to $301.2 million in 2001 from $231.0 million in 2000. The increase is primarily due to incremental depreciation associated with the addition of new ships.

OTHER INCOME (EXPENSE)

Gross interest expense (excluding capitalized interest) increased to $290.2 million in 2001 compared to $198.5 million in 2000. The increase is due primarily to an increase in the average debt level associated with our fleet expansion program, partially offset by a reduction in our weighted average interest rate. Capitalized interest decreased from $44.2 million in 2000 to $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

Included in Other income (expense) in 2001 and 2000 is $19.4 million and $9.2 million, respectively, of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC and $7.2 million and $10.2 million in 2001 and 2000, respectively, of compensation from a shipyard related to the delivery of ships. (See Liquidity and Capital Resources.)


32 Royal Caribbean Cruises Ltd.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

REVENUES

Revenues increased 12.6% to $2.9 billion in 2000 compared to $2.5 billion for the same period in 1999. The increase in revenues is due to a 16.4% increase in capacity partially offset by a 3.3% decline in gross revenue per available passenger cruise day. The increase in capacity is primarily associated with the addition to the fleet of Voyager of the Seas in 1999, and Millennium and Explorer of the Seas in 2000. The decline in gross revenue per available passenger cruise day was due to lower cruise ticket prices, a lower percentage of guests electing to use our air program and lower shipboard revenue per diems due to a higher use of concessionaires onboard the Royal Caribbean International vessels in 2000. Concessionaires pay us a net commission, which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and related cost of sales are recorded on a gross basis. Net revenue per available passenger cruise day for 2000 was approximately the same as in 1999. Occupancy for 2000 was 104.4% compared to 104.7% in 1999.

EXPENSES

Operating expenses increased 10.4% to $1.7 billion in 2000 as compared to $1.5 billion in 1999. The increase is primarily due to additional costs associated with increased capacity and an increase in fuel costs, partially offset by a decrease in air expenses due to a lower percentage of guests electing to use our air program, as well as lower shipboard cost of sales due to the increased use of concessionaires as discussed previously. Included in 1999 operating expenses are charges of $17.3 million related to settlements with the U.S. Department of Justice and the State of Alaska. Excluding the settlements, operating expenses as a percentage of revenues decreased to 57.7% in 2000 from 58.1% in 1999.

Marketing, selling and administrative expenses increased 11.0% to $412.8 million in 2000 from $371.8 million in 1999. The increase is primarily due to television advertising costs associated with our new advertising campaigns to promote brand awareness, as well as increased administrative staffing levels and investment in information technology to support our growth. Marketing, selling and administrative expenses as a percentage of revenues decreased from 14.6% in 1999 to 14.4% in 2000.

Depreciation and amortization increased 16.7% to $231.0 million in 2000 from $197.9 million in 1999. The increase is due to incremental depreciation associated with the addition of new ships, as well as shoreside capital expenditures primarily related to information technology in support of our growth plans.

OTHER INCOME (EXPENSE)

Gross interest expense (excluding capitalized interest) increased to $198.5 million in 2000 as compared to $165.2 million in 1999. The increase is due primarily to higher debt levels associated with our fleet expansion program and higher interest rates. Capitalized interest increased $9.6 million from $34.6 million in 1999 to $44.2 million in 2000, due to an increase in expenditures related to ships under construction.

Included in Other income (expense) in 2000 is approximately $10.2 million of compensation from a shipyard related to the delivery of Millennium and $9.2 million of dividend income from our July 2000 investment in convertible preferred stock of First Choice Holidays PLC. (See Liquidity and Capital Resources.) Included in Other income (expense) in 1999 is $26.5 million of loss-of-hire insurance resulting from ships out of service.

Liquidity and Capital Resources

SOURCES AND USES OF CASH

Net cash provided by operating activities was $633.7 million in 2001 as compared to $703.3 million in 2000 and $583.4 million in 1999. The change in each year was primarily due to fluctuations in net income.

During the year ended December 31, 2001, our capital expenditures were approximately $2.1 billion, consisting of approximately $1.8 billion in cash payments and approximately $0.3 billion related to the acquisition of a vessel through debt, as compared to $1.3 billion during 2000 and $1.0 billion during 1999. The largest portion of capital expenditures related to the deliveries of Infinity, Radiance of the Seas, Summit, and Adventure of the Seas in 2001; Millennium and Explorer of the Seas in 2000; and Voyager of the Seas in 1999, as well as progress payments for ships under construction in all years.


                                               Royal Caribbean Cruises Ltd.   33

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Capitalized interest decreased to $37.0 million in 2001 from $44.2 million in 2000 due to a lower average level of investment in ships under construction and lower interest rates. Capitalized interest increased to $44.2 million in 2000 from $34.6 million in 1999 due to an increase in expenditures related to ships under construction.

During 2001, we received net cash proceeds of $1.8 billion from the issuance of Senior Notes, Liquid Yield Option(TM) Notes, Zero Coupon Convertible Notes, term loans, and drawings on our revolving credit facility. We also incurred additional debt of $0.3 billion related to the acquisition of a vessel. During 2000, we received net proceeds of $1.2 billion from the issuance of term loans, and drawings on our revolving credit facility. These funds were used for ship deliveries and general corporate purposes, including capital expenditures. (See
Note 6 - Long-Term Debt.)

The Liquid Yield Option(TM) Notes and the Zero Coupon Convertible Notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option(TM) Note and Zero Coupon Convertible Note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes are convertible at the option of the holder into
17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2001 for the Liquid Yield Option(TM) Notes or the Zero Coupon Convertible Notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

We may redeem the Liquid Yield Option(TM) Notes beginning on February 2, 2005, and the Zero Coupon Convertible Notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option(TM) Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding Zero Coupon Convertible Notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year, $345.8 million unsecured variable rate term loan facility available to us should the holders of the Zero Coupon Convertible Notes require us to purchase their notes on May 18, 2004.

In July 2000, we invested approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. Independently, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand, Island Cruises. As part of the transaction, ownership of Viking Serenade was transferred to the new joint venture at a valuation of $95.4 million. The contribution of Viking Serenade represents our 50% investment in the joint venture, as well as $47.7 million in proceeds used towards the purchase price of the convertible preferred stock.

We made principal payments totaling approximately $45.6 million, $128.1 million and $127.9 million under various term loans and capital leases during 2001, 2000 and 1999, respectively.

During 2001, 2000 and 1999, we paid quarterly cash dividends on our common stock totaling $100.0 million, $91.3 million and $69.1 million, respectively. In April 2000, we redeemed all outstanding shares of our convertible preferred stock and dividends ceased to accrue. We paid quarterly cash dividends on our convertible preferred stock totaling $3.1 million and $12.5 million in 2000 and 1999, respectively.

In 1999, we issued 10,825,000 shares of common stock. The net proceeds were approximately $487.4 million. (See Note 7 - Shareholders' Equity.)

FUTURE COMMITMENTS

We currently have six ships on order for an additional capacity of 14,562 berths. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.6 billion, of which we have deposited $316.5 million as of December 31, 2001. Additional deposits are due prior to the dates of delivery of $127.0 million in 2002 and $5.2 million in 2003. We anticipate that overall capital expenditures will be approximately $1.1 billion, $1.1 billion and $1.0 billion for 2002, 2003 and 2004, respectively. Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs above.


34 Royal Caribbean Cruises Ltd.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


In June 2001, we deferred our options to purchase two additional Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. Our right to cancel the options was extended to on or before July 26, 2002.

Pursuant to the joint venture agreement entered into in November 2001 with P&O Princess, we have committed up to $500.0 million in shareholder equity, with approximately $5.0 million contributed to date and the balance due and payable when called by the joint venture company. We have agreed to assign our ship-build contracts for Serenade of the Seas and Jewel of the Seas to the joint venture company. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion, of which we have deposited $79.3 million as of December 31, 2001. Also, we have obtained commitments for export financing for up to 80% of the contract price of these two vessels. Any payments we have made under these contracts prior to assignment will be credited against our shareholder equity commitment. The joint venture shareholders intend that the joint venture company be financed through third-party indebtedness and each joint venture shareholder has committed to provide necessary credit support in the form of guarantees on a pro rata basis, subject to legal or regulatory restrictions. To the extent that third-party financing cannot be obtained, and if approved in accordance with the terms of the joint venture agreement, the joint venture shareholders will provide financing on a pro rata basis on identical terms. Subject to the terms of the joint venture agreement, the agreement can be terminated by either party if certain commercial benchmarks have not been achieved by January 1, 2003 or April 1, 2003.

Under the joint venture agreement, if a change of control occurs with respect to a joint venture shareholder, the other shareholder has a right to acquire the interest of that shareholder at fair market value in exchange for preferred stock or a 15-year subordinated note (or a combination thereof) of the purchasing shareholder. Notwithstanding the foregoing, the joint venture shareholder subject to a change of control has the right, subject to certain conditions, to put its interest in the joint venture to the other joint venture shareholder at a discount to fair market value in exchange for preferred stock or a 20-year subordinated note (or a combination thereof) of the purchasing shareholder.

We have $5.6 billion of long-term debt of which $238.6 million is due during the 12-month period ending December 31, 2002. The vast majority of our property and equipment consists of vessels. We own all but two ships, which were financed with capital leases. These capital lease obligations are included as a component of long-term debt. (See Note 6 - Long-Term Debt.)

We are obligated under noncancelable operating leases primarily for office and warehouse facilities, computer equipment and motor vehicles. As of December 31, 2001, future minimum lease payments under noncancelable operating leases aggregated to $87.9 million, due primarily through 2016. We have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services aggregating $228.2 million, due through 2014. (See Note 12 - Commitments and Contingencies.)

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

FUNDING SOURCES

As of December 31, 2001, our liquidity was $1.4 billion consisting of approximately $0.7 billion in cash and cash equivalents and approximately $0.7 billion available under our $1.0 billion unsecured revolving credit facility. Our $1.0 billion revolving credit facility expires June 2003. Any amounts outstanding at that time will be payable immediately if the facility is not renewed. We intend to renew or replace this facility prior to its expiration date. The margin and facility fee under our $1.0 billion unsecured revolving credit facility and the $625.0 million unsecured term loan vary with our credit rating and were increased 0.20% and 0.25%, respectively, as a result of the lowering of our credit rating by Standard & Poors to BB+ and Moody's to Ba2 in the fourth quarter of 2001 and currently are at their highest contractual levels. In addition, we have obtained commitments for export financing for up to


                                               Royal Caribbean Cruises Ltd.   35

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

80% of the contract price of three of the six ships currently on order, Constellation, Serenade of the Seas and Jewel of the Seas (or up to $1.0 billion in aggregate for the three ships). Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under our available credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. The terrorist attacks of September 11, 2001 and the lowering of our credit ratings by Standard & Poors and Moody's have adversely impacted terms and availability of financing in the financial markets, and it is indeterminable how long this situation will continue. Therefore, there can be no assurances that cash flows from operations and additional financings from external sources will be available in accordance with our expectations.

Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2001.

Financial Instruments and Other

GENERAL

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and commodity prices. We minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments pursuant to our hedging practices and policies. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses.

INTEREST RATE RISK

Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. At December 31, 2001, our interest rate swap agreements effectively changed $525.0 million of fixed rate debt with a weighted-average fixed rate of 7.3% to LIBOR-based floating rate debt. At December 31, 2001, 58% of our debt was effectively fixed and 42% was floating. The estimated fair value of our long-term debt at December 31, 2001, excluding our Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes, was $4.3 billion using quoted market prices, where available, or using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities. The fair value of our interest rate swap agreements was estimated to be $35.7 million as of December 31, 2001 based on quoted market prices for similar or identical financial instruments to those we hold. A hypothetical 10% decrease in assumed interest rates at December 31, 2001 would increase the fair value of our long-term fixed rate debt by approximately $45.1 million, net of an increase in the fair value of our interest rate swap agreements. A hypothetical 10% increase in assumed interest rates at December 31, 2001 would increase our 2002 interest expense by approximately $3.4 million.

CONVERTIBLE NOTES

The fair values of our Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes fluctuate with the price of our common stock and at December 31, 2001 were $470.2 million and $306.3 million, respectively. A hypothetical 10% decrease or increase in our December 31, 2001 common stock price would decrease or increase the value of our Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes by $17.2 million and $22.4 million, respectively.



36 Royal Caribbean Cruises Ltd.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

FOREIGN CURRENCY EXCHANGE RATE RISK

Our primary exposure to foreign currency exchange rate risk relates to our firm commitments under two vessel construction contracts denominated in euros. We enter into foreign currency forward contracts to manage this risk and were substantially hedged as of December 31, 2001. The fair value of our contracts at December 31, 2001, was an unrealized loss of $99.3 million which is recorded, along with an offsetting $99.3 million fair value asset related to our vessel construction contracts, on our accompanying 2001 balance sheet. A hypothetical 10% strengthening of the U.S. dollar as of December 31, 2001, assuming no changes in comparative interest rates, would result in an $89.5 million decrease in the fair value of these contracts. This decrease in fair value would be fully offset by a decrease in the U.S. dollar value of the related foreign currency denominated vessel construction contracts.

We are also exposed to foreign currency exchange rate fluctuations on the U.S. dollar value of our foreign currency denominated forecasted transactions. To manage this exposure, we take advantage of any natural offsets of our foreign currency revenues and expenses and enter into foreign currency forward contracts and/or option contracts for a portion of the remaining exposure related to these forecasted transactions. Our principal net foreign currency exposure relates to the Norwegian kroner and the euro. At December 31, 2001, the estimated fair value of such contracts was an unrealized gain of approximately $0.2 million based on quoted market prices for equivalent instruments with the same remaining maturities. A hypothetical 10% strengthening of the U.S. dollar as of December 31, 2001, assuming no changes in comparative interest rates, would decrease the fair value of these contracts by approximately $6.2 million. This decrease in fair value would be fully offset by a decrease in the U.S. dollar value of the forecasted transactions being hedged.

BUNKER FUEL PRICE RISK

Our exposure to market risk for changes in bunker fuel prices relates to the consumption of fuel on our vessels. Bunker fuel cost, as a percentage of our revenues, was approximately 3.7% in 2001, 3.3% in 2000 and 2.1% in 1999. We use fuel swap agreements to mitigate the financial impact of fluctuations in bunker fuel prices. As of December 31, 2001, we had fuel swap agreements to pay fixed prices for bunker fuel with an aggregate notional amount of $85.2 million, maturing through 2003. The fair value of these contracts at December 31, 2001 was an unrealized loss of $7.8 million. We estimate that a hypothetical 10% increase in our weighted-average bunker fuel price as of December 31, 2001 would increase our 2002 projected bunker fuel cost by approximately $16.3 million. This increase would be partially offset by a $7.5 million increase in the fair value of our fuel swap agreements.



                                               Royal Caribbean Cruises Ltd.   37

Consolidated Statements of Operations
                                           Year Ended December 31,
(in thousands, except            -------------------------------------------
per share data)                      2001            2000            1999
                                 -----------     -----------     -----------
INCOME STATEMENT

Revenues                         $ 3,145,250     $ 2,865,846     $ 2,546,152
                                 -----------     -----------     -----------
Expenses
 Operating                         1,934,391       1,652,459       1,496,252
 Marketing, selling and
   administrative                    454,080         412,799         371,817
 Depreciation and amortization       301,174         231,048         197,909
                                 -----------     -----------     -----------
                                   2,689,645       2,296,306       2,065,978
                                 -----------     -----------     -----------
Operating Income                     455,605         569,540         480,174
                                 -----------     -----------     -----------

Other Income (Expense)
 Interest income                      24,544           7,922           8,182
 Interest expense, net of
  capitalized interest              (253,207)       (154,328)       (130,625)
 Other income (expense)               27,515          22,229          26,122
                                 -----------     -----------     -----------
                                    (201,148)       (124,177)        (96,321)
                                 -----------     -----------     -----------
Net Income                       $   254,457     $   445,363     $   383,853
                                 ===========     ===========     ===========
EARNINGS PER SHARE:
 Basic                           $      1.32     $      2.34     $      2.15
                                 ===========     ===========     ===========
 Diluted                         $      1.32     $      2.31     $      2.06
                                 ===========     ===========     ===========


The accompanying notes are an integral part of these financial statements.


38 Royal Caribbean Cruises Ltd.

Consolidated Balance Sheets

                                                      As of December 31,
                                               -----------------------------
(in thousands, except share data)                  2001             2000
                                               ------------     ------------
ASSETS
Current Assets
  Cash and cash equivalents                    $    727,178     $    177,810
  Trade and other receivables, net                   72,196           53,609
  Inventories                                        33,493           30,115
  Prepaid expenses and other assets                  53,247           49,185
                                               ------------     ------------
    Total current assets                            886,114          310,719
Property and Equipment - at cost less
  accumulated depreciation and amortization       8,605,448        6,831,809
Goodwill - less accumulated amortization
  of $138,606 and $128,192, respectively            278,561          288,974
Other Assets                                        598,659          396,963
                                               ------------     ------------
                                               $ 10,368,782     $  7,828,465
                                               ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt            $    238,581     $    109,926
  Accounts payable                                  144,070          158,143
  Accrued expenses and other liabilities            283,913          200,900
  Customer deposits                                 446,085          443,411
                                               ------------     ------------
    Total current liabilities                     1,112,649          912,380
Long-Term Debt                                    5,407,531        3,300,170
Other Long-Term Liabilities                          92,018               --

Commitments and Contingencies (Note 12)

Shareholders' Equity
  Common stock ($.01 par value; 500,000,000
   shares authorized; 192,310,198 and
   192,122,088 shares issued)                         1,923            1,921
  Paid-in capital                                 2,045,904        2,043,111
  Retained earnings                               1,731,423        1,576,921
  Accumulated other comprehensive loss              (16,068)              --
  Treasury stock (475,524 and 435,180
   common shares at cost)                            (6,598)          (6,038)
                                               ------------     ------------
    Total shareholders' equity                    3,756,584        3,615,915
                                               ------------     ------------
                                               $ 10,368,782     $  7,828,465
                                               ============     ============



The accompanying notes are an integral part of these financial statements.



                                               Royal Caribbean Cruises Ltd.   39

Consolidated Statements of Cash Flows


                                                                           Year Ended December 31,
                                                                 -------------------------------------------
(in thousands)                                                       2001           2000            1999
                                                                 -----------     -----------     -----------
OPERATING ACTIVITIES
Net income                                                       $   254,457     $   445,363     $   383,853
Adjustments:
 Depreciation and amortization                                       301,174         231,048         197,909
 Accretion of original issue discount                                 36,061              --              --
Changes in operating assets and liabilities:
 (Increase) in trade and other receivables, net                      (18,587)           (150)        (16,927)
 (Increase) decrease in inventories                                   (3,378)         (3,717)          5,436
 Decrease (increase) in prepaid expenses and other assets              3,305           1,865          (6,006)
 (Decrease) increase in accounts payable                             (14,073)         55,102         (12,792)
 Increase (decrease) in accrued expenses and other liabilities        75,645          (8,204)        (34,373)
 Increase (decrease) in customer deposits                              2,674         (21,622)         62,107
 Other, net                                                           (3,589)          3,631           4,151
                                                                 -----------     -----------     -----------
Net cash provided by operating activities                            633,689         703,316         583,358
                                                                 -----------     -----------     -----------

INVESTING ACTIVITIES
Purchases of property and equipment                               (1,737,471)     (1,285,649)       (972,481)
Investment in convertible preferred stock                                 --        (305,044)             --
Net proceeds from vessel transfer to joint venture                        --          47,680              --
Other, net                                                           (46,501)        (21,417)        (14,963)
                                                                 -----------     -----------     -----------
Net cash used in investing activities                             (1,783,972)     (1,564,430)       (987,444)
                                                                 -----------     -----------     -----------

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net                      1,834,341       1,195,000              --
Repayments of long-term debt                                         (45,553)       (128,086)       (127,919)
Dividends                                                            (99,955)        (94,418)        (81,568)
Proceeds from issuance of common stock                                    --              --         487,399
Other, net                                                            10,818           2,958          16,723
                                                                 -----------     -----------     -----------
Net cash provided by financing activities                          1,699,651         975,454         294,635
                                                                 -----------     -----------     -----------
Net Increase (Decrease) in Cash and Cash Equivalents                 549,368         114,340        (109,451)
Cash and Cash Equivalents at Beginning of Year                       177,810          63,470         172,921
                                                                 -----------     -----------     -----------
Cash and Cash Equivalents at End of Year                         $   727,178     $   177,810     $    63,470
                                                                 ===========     ===========     ===========

SUPPLEMENTAL DISCLOSURES
Cash paid during the year for:
 Interest, net of amount capitalized                             $   203,038     $   146,434     $   133,925
                                                                 ===========     ===========     ===========
Noncash investing and financing activities:
 Acquisition of vessel through debt                              $   326,738     $        --     $        --
                                                                 ===========     ===========     ===========


The accompanying notes are an integral part of these financial statements.


40 Royal Caribbean Cruises Ltd.

Consolidated Statements of Shareholders' Equity

                                                                                      Accumulated
                                                                                            Other                         Total
                            Preferred        Common        Paid-in      Retained    Comprehensive     Treasury     Shareholders'
(in thousands)                  Stock         Stock        Capital      Earnings     Income (Loss)       Stock           Equity
--------------              ---------      -----------   -----------   -----------    -----------    -----------   ------------
Balances at
 January 1, 1999            $   172,500    $     1,690   $ 1,361,796   $   923,691    $        --    $    (4,919)   $ 2,454,758
Issuance of common
 stock                               --            108       487,291            --             --             --        487,399
Issuance under
 preferred stock
 conversion                        (300)            --           300            --             --             --             --
Issuance under employee
 related plans                       --             14        17,260            --             --           (560)        16,714
Preferred stock dividends            --             --            --       (12,506)            --             --        (12,506)
Common stock dividends               --             --            --       (69,062)            --             --        (69,062)
Net income                           --             --            --       383,853             --             --        383,853
                            -----------    -----------   -----------   -----------    -----------    -----------    -----------
Balances at
 December 31, 1999              172,200          1,812     1,866,647     1,225,976             --         (5,479)     3,261,156
Issuance under preferred
 stock conversion              (172,200)           106       172,094            --             --             --             --
Issuance under employee
 related plans                       --              3         4,370            --             --           (559)         3,814
Preferred stock dividends            --             --            --        (3,121)            --             --         (3,121)
Common stock dividends               --             --            --       (91,297)            --             --        (91,297)
Net income                           --             --            --       445,363             --             --        445,363
                            -----------    -----------   -----------   -----------    -----------    -----------    -----------
Balances at
 December 31, 2000                   --          1,921     2,043,111     1,576,921             --         (6,038)     3,615,915
Issuance under employee
 related plans                       --              2         2,793            --             --           (560)         2,235
Common stock dividends               --             --            --       (99,955)            --             --        (99,955)
Transition adjustment
 SFAS No. 133                        --             --            --            --          7,775             --          7,775
Changes related to
 cash flow
 derivative hedges                   --             --            --            --        (23,843)            --        (23,843)
Net income                           --             --            --       254,457             --             --        254,457
                            -----------    -----------   -----------   -----------    -----------    -----------    -----------
Balances at
 December 31, 2001          $        --    $     1,923   $ 2,045,904   $ 1,731,423    $   (16,068)   $    (6,598)   $ 3,756,584
                            ===========    ===========   ===========   ===========    ===========    ===========    ===========


Comprehensive income is as follows:

                                                       Year Ended December 31,
                                               ----------------------------------------
(in thousands)                                   2001            2000            1999
--------------                                 --------        --------        --------
Net income                                     $254,457        $445,363        $383,853
Transition adjustment SFAS No. 133                7,775              --              --
Changes related to cash flow
 derivative hedges                              (23,843)             --              --
                                               --------        --------        --------
Total comprehensive income                     $238,389        $445,363        $383,853
                                               ========        ========        ========

The accompanying notes are an integral part of these financial statements.


                                               Royal Caribbean Cruises Ltd.   41

Notes to the Consolidated Financial Statements

Note 1. General

DESCRIPTION OF BUSINESS

We are a global cruise company. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises, with 15 cruise ships and 8 cruise ships, respectively, at December 31, 2001. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations.

BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and are presented in U.S. dollars. Estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

Note 2. Summary of Significant Accounting Policies

CRUISE REVENUES AND EXPENSES

Deposits received on sales of guest cruises represent unearned revenue and are initially recorded as customer deposit liabilities on our balance sheet. Customer deposits are subsequently recognized as cruise revenues, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Minor amounts of revenues and expenses from pro rata voyages are estimated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

INVENTORIES

Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted-average) or market.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. We capitalize interest as part of the cost of construction. Significant vessel improvement costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of these assets may not be fully recoverable.

Depreciation of property and equipment, which includes amortization of vessels under capital leases, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to ten years for other property and equipment. (See Note 4 - Property and Equipment.)

GOODWILL

Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method. We review goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable.

ADVERTISING COSTS

Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid expenses and charged to expense as consumed. Advertising expenses consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $103.4 million, $98.9 million and $93.1 million, and brochure, production and direct mail costs were $77.5 million, $79.2 million and $57.4 million for the years 2001, 2000 and 1999, respectively.

DRYDOCKING

Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued expenses and other liabilities.

FINANCIAL INSTRUMENTS

We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and bunker fuel prices.

On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be recorded on the balance sheet at their fair value. On an ongoing basis, we assess whether derivatives used in hedging transactions are "highly effective" in offsetting changes in fair value or cash flow of hedged items and therefore qualify as either a fair value or cash flow hedge. A derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or a liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized liability is designated as a cash flow hedge.


42 Royal Caribbean Cruises Ltd.

Unrealized gains and losses on fair value hedges are recorded on the balance sheet as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments. Realized gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to vessels under construction are included in the cost basis of the vessels. Realized gains and losses on all other fair value hedges are recognized in earnings as offsets to the related hedged items. For derivative instruments that qualify as cash flow hedges, the effective portions of changes in fair value of the derivatives are deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. All other portions of changes in the fair value of cash flow hedges are recognized in earnings immediately.

Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards No.
133. The implementation of Statement of Financial Accounting Standards No. 133 did not have a material impact on our results of operations or financial position at adoption or during the twelve months ended December 31, 2001.

FOREIGN CURRENCY TRANSACTIONS

The majority of our transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

STOCK-BASED COMPENSATION

We account for stock-based compensation using the intrinsic value method and disclose certain fair market value information with respect to our stock-based compensation activity. (See Note 7 - Shareholders' Equity.)

SEGMENT REPORTING

We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

Information by geographic area is shown in the table below. Revenues are attributed to geographic areas based on the source of the guest.


                                                   2001      2000      1999
                                                   ----      ----      ----
Revenues:
United States                                       81%       82%       83%
All Other Countries                                 19%       18%       17%

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which addresses how goodwill should be accounted for after having been initially recognized in the financial statements. Statement of Financial Accounting Standards No. 142 is effective for fiscal years beginning after December 15, 2001. Upon adoption of Financial Accounting Standards No. 142, we will cease to amortize goodwill; goodwill amortization was $10.4 million in 2001. In addition, we are required to perform an initial impairment review of our goodwill upon adoption and an annual impairment review thereafter. We currently do not expect to record an impairment charge upon completion of the impairment review.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement of Financial Accounting Standards No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be held for sale. Statement of Financial Accounting Standards No. 144 is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of Statement of Financial Accounting Standards No. 144 to have a material effect on our results of operations or financial position.

Note 3. Proposed Dual-Listed Company Merger with P&O Princess

On November 19, 2001, we entered into an agreement with P&O Princess Cruises plc (P&O Princess), providing for the combination of Royal Caribbean and P&O Princess as a merger of equals under a dual-listed company structure. If the dual-listed company merger is completed, it would involve a combination of the two companies through a number of contracts and certain amendments to our Articles of Incorporation and By-Laws and to P&O Princess' Articles and Memorandum of Association. The two companies would retain

                                               Royal Caribbean Cruises Ltd.   43
their separate legal identities but would operate as if they were a single unified economic entity. The contracts governing the dual-listed company merger would provide that the boards of directors of the two companies would be identical and that, as far as possible, the shareholders of Royal Caribbean and P&O Princess would be placed in substantially the same economic position as if they held shares in a single enterprise which owned all of the assets of both companies. The net effect of the dual-listed company merger would be that the shareholders of Royal Caribbean would own an economic interest equal to 49.3% of the combined company and the shareholders of P&O Princess would own an economic interest equal to 50.7% of the combined company.

The obligations of Royal Caribbean and P&O Princess to effect the dual-listed company merger are subject to the satisfaction of various conditions, including the receipt of certain regulatory approvals and consents and approval by the shareholders of each of Royal Caribbean and P&O Princess. No assurance can be given that all required approvals and consents will be obtained, and if such approvals and consents are obtained, no assurance can be given as to the terms, conditions and timing of the approvals and consents. If the dual-listed company merger is not completed by November 16, 2002, either party can terminate the agreement if it is not in material breach of its obligations thereunder. We have incurred, and continue to incur, costs which have been or will be deferred in connection with the dual-listed company merger. In the event the transaction is not consummated, we would be required to write these costs off, resulting in an estimated impact to earnings of approximately $15 million. If the dual-listed company merger is completed, these deferred costs, together with additional costs, would be capitalized as part of the transaction.

If the merger agreement is terminated under certain circumstances, we would be obligated to pay P&O Princess a break fee of $62.5 million. These circumstances include, among other things, our board of directors withdrawing or adversely modifying its recommendation to shareholders to approve the dual-listed company merger, our board of directors recommending an alternative acquisition transaction to shareholders, and our shareholders failing to approve the dual-listed company merger if another acquisition proposal with respect to Royal Caribbean exists at that time. Similarly, P&O Princess would be obligated to pay us a break fee of $62.5 million upon the occurrence of reciprocal circumstances.

In December 2001, Carnival Corporation (Carnival) announced a competing pre-conditional offer to acquire all of the outstanding shares of P&O Princess. In connection with its pre-conditional offer, Carnival solicited proxies from P&O Princess' shareholders in favor of an adjournment of the P&O Princess' special meeting prior to a shareholder vote to approve the dual-listed company merger. On February 14, 2002, Royal Caribbean and P&O Princess convened special meetings of their respective shareholders to approve the dual-listed company merger. Prior to voting to approve the merger, the shareholders of each company voted to adjourn their respective meetings until an unspecified future date. We do not know at this time the date on which the meetings will be reconvened.

Note 4. Property and Equipment

Property and equipment consists of the following (in thousands):

                                                      2001           2000
                                                  -----------     ----------

Land                                              $     7,056     $    7,056
Vessels                                             8,289,028      6,168,383
Vessels under capital lease                           771,131        768,474
Vessels under construction                            396,286        508,954
Other                                                 366,914        313,689
                                                  -----------     ----------
                                                    9,830,415      7,766,556
Less - accumulated depreciation
 and amortization                                  (1,224,967)      (934,747)
                                                  -----------     ----------
                                                  $ 8,605,448     $6,831,809
                                                  ===========     ==========

Vessels under construction include progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $37.0 million, $44.2 million and $34.6 million for the years 2001, 2000 and 1999, respectively. Accumulated amortization related to vessels under capital lease was $136.2 million and $112.9 million at December 31, 2001 and 2000, respectively.

Note 5. Other Assets

In July 2000, we purchased a new issue of convertible preferred stock, denominated in British pound sterling, for approximately $300 million from First Choice Holidays PLC. The convertible preferred stock carries a 6.75% coupon. Dividends of $19.4 million and $9.2 million were earned in 2001 and 2000, respectively and recorded in Other income (expense). If fully converted, our holding would represent approximately a 17% interest in First Choice Holidays PLC.


44 Royal Caribbean Cruises Ltd.

Separately, we entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand, Island Cruises. As part of the transaction, ownership of Viking Serenade was transferred to the new joint venture at a valuation of approximately $95.4 million. The contribution of Viking Serenade represents our 50% investment in the joint venture as well as approximately $47.7 million in proceeds towards the purchase price of the convertible preferred stock. The contribution of Viking Serenade resulted in a deferred gain of approximately $3.8 million, which is being recognized over the estimated remaining useful life of the vessel. Royal Caribbean International operated Viking Serenade under a charter agreement until early 2002, at which time the vessel moved to the new joint venture.

Note 6. Long-Term Debt

Long-term debt consists of the following (in thousands):

                                                       2001          2000
                                                    ----------   ----------
$360 million unsecured term loan
 bearing interest at LIBOR
 plus 1.0%, due 2006                                $  360,000   $       --

Zero Coupon Convertible Notes
 with yield to maturity of 4.75%,
 due 2021                                              355,628           --

Liquid Yield Option(TM) Notes
 with yield to maturity of 4.875%,
 due 2021                                              600,878           --

$625 million unsecured term loan
 bearing interest at LIBOR
 plus 1.25%, due 2005                                  625,000      625,000

$300 million unsecured term loan
 bearing interest at LIBOR
 plus 0.8%, due 2009 through 2010                      300,000      300,000

$1 billion unsecured revolving
 credit facility bearing interest
 at LIBOR plus 0.45% on balances
 outstanding, 0.2% facility fee,
 due 2003                                              350,000      270,000

Senior Notes and Senior Debentures
 bearing interest at rates ranging
 from 6.75% to 8.75%, due 2002
 through 2011, 2018 and 2027                         1,950,341    1,392,017

Unsecured term loan bearing
 interest at 8.0%, due 2006                            109,250      134,332

Term loans bearing interest at
 rates ranging from 6.7% to 8.0%,
 due through 2010, secured by
 certain Celebrity vessels                             506,675      241,452

Term loans bearing interest at
 LIBOR plus 0.45%, due through
 2008, secured by certain
 Celebrity vessels                                      78,491       19,697

Capital lease obligations with
 implicit interest rates ranging
 from 7.0% to 7.2%,
 due through 2011                                      409,849      427,598
                                                    ----------   ----------
                                                     5,646,112    3,410,096
Less - current portion                                (238,581)    (109,926)
                                                    ----------   ----------
Long-term portion                                   $5,407,531   $3,300,170
                                                    ==========   ==========

During 2001, we drew $360.0 million under our unsecured term loan that bears interest at LIBOR plus 1.0%, due 2006.

In August 2001, we entered into a $326.7 million term loan bearing interest at a fixed rate of 8.0%, due in 2010 and secured by a Celebrity vessel.

In May 2001, we received net proceeds of $339.4 million from the issuance of Zero Coupon Convertible Notes, due 2021. In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of 8.75% Senior Notes due 2011 and Liquid Yield Option(TM) Notes due 2021, respectively.

The Liquid Yield Option(TM) Notes and the Zero Coupon Convertible Notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option(TM) Note and Zero Coupon Convertible Note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes are convertible at the option of the holder into
17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2001 for the Liquid Yield Option(TM) Notes or the Zero Coupon Convertible Notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

We may redeem the Liquid Yield Option(TM) Notes beginning on February 2, 2005, and the Zero Coupon Convertible Notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option(TM) Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding Zero Coupon Convertible Notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year, $345.8 million unsecured variable rate term loan facility available to us should the holders of the Zero Coupon Convertible Notes require us to purchase their notes on May 18, 2004.

During 2001, under the terms of two of our secured term loans, we elected to defer principal payments totaling $64.4 million to 2004 through 2006.


                                               Royal Caribbean Cruises Ltd.   45

In June 2000, we entered into a $625.0 million unsecured term loan bearing interest at LIBOR plus 1.25%, due 2005.

The contractual interest rates on balances outstanding under our $1.0 billion unsecured revolving credit facility and the $625.0 million unsecured term loan vary with our debt rating.

The Senior Notes, Senior Debentures, Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes are unsecured. The Senior Notes and Senior Debentures are not redeemable prior to maturity.

We entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively. The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 million and $97.5 million, respectively.

Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2001. Following is a schedule of annual maturities on long-term debt as of December 31, 2001 (in thousands):

          Year
          ----

          2002                                   $  238,581
          2003                                      434,959
          2004(1)                                   339,133
          2005(2)                                 1,627,473
          2006                                      688,397

(1) Includes $51.8 million related to our Zero Coupon Convertible Notes. This amount represents the $397.6 million accreted value of the notes as of May 18, 2004, the first date holders may require us to purchase any outstanding notes net of a $345.8 million loan facility available to us to satisfy this obligation. We may choose to pay any amounts in cash or common stock or a combination thereof.

(2) Includes the $697.2 million accreted value of our Liquid Yield Option(TM) Notes as of February 2, 2005, the first date holders may require us to purchase any outstanding notes. We may choose to pay any amounts in cash or common stock or a combination thereof.

Note 7. Shareholders' Equity

In April 2000, we redeemed all outstanding shares of our convertible preferred stock and dividends ceased to accrue.

In 1999, we completed a public offering of 11,625,000 shares of common stock at a price of $46.69 per share. Of the total shares sold, 10,825,000 shares were sold by us, and the balance of 800,000 shares were sold by a selling shareholder. After deduction of the underwriting discount and other estimated expenses of the offering, our net proceeds were approximately $487.4 million.

Our Employee Stock Purchase Plan, which has been in effect since January 1, 1994, facilitates the purchase by employees of up to 800,000 shares of common stock. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 33,395, 40,838 and 35,263 were issued under the Employee Stock Purchase Plan at a weighted average price of $17.69, $23.09 and $37.81 during 2001, 2000 and 1999, respectively.

Under an executive compensation program approved in 1994, we will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. We issued 40,344 shares each year under the program during 2001, 2000 and 1999.

Compensation expense related to our "Taking Stock in Employees" program, which was discontinued effective December 31, 2001, was $1.6 million, $2.1 million and $3.3 million in 2001, 2000 and 1999, respectively. Under the plan, employees are awarded five shares of our stock, or the cash equivalent, at the end of each year of employment.

We have Employee Stock Option Plans, which provide for awards to our officers, directors and key employees of options to purchase shares of our common stock. One of the plans is a tax-qualified Incentive Stock Option Plan. During 2001, one of the Employee Stock Option Plans and the Incentive Stock Option Plan were amended to increase the number of shares reserved for issuance by 5,000,000 and 3,000,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant. Options expire not later than ten years after the date of grant and generally become exercisable in full over three or five years after the grant date.

Stock option activity and information about stock options outstanding are summarized in the following tables:


46 Royal Caribbean Cruises Ltd.

STOCK OPTION ACTIVITY


                                                           2001                 2000                    1999
                                                  ---------------------  --------------------    --------------------
                                                               Weighted              Weighted                Weighted
                                                                Average               Average                 Average
                                                  Number of    Exercise  Number of   Exercise    Number of   Exercise
                                                    Options       Price    Options      Price      Options      Price
                                                  ---------    --------  ---------   --------    ---------  ---------
Outstanding options at January 1                  11,291,784    $27.17    6,894,172    $24.82    6,492,390    $16.78

Granted                                            6,525,775    $12.41    5,036,100    $30.21    2,285,500    $39.23

Exercised                                           (104,526)   $13.22     (186,436)   $12.68   (1,318,714)   $11.01

Canceled                                            (690,792)   $29.84     (452,052)   $30.65     (565,004)   $23.03
                                                  ----------             ----------             ----------
Outstanding options at December 31                17,022,241    $21.49   11,291,784    $27.17    6,894,172    $24.82
                                                  ==========             ==========             ==========
Options exercisable at December 31                 4,679,421    $20.79    2,707,234    $16.02    1,649,180    $12.53
                                                  ==========             ==========             ==========

Available for future grants at December 31         5,871,763              3,839,246              8,553,864
                                                  ==========             ==========             ==========


STOCK OPTIONS OUTSTANDING

As of December 31, 2001
                                                         Options Outstanding                        Options Exercisable
                                                  --------------------------------              --------------------------
                                                                Weighted   Weighted                               Weighted
                                                                 Average    Average                                Average
                                                       Number  Remaining   Exercise                  Number       Exercise
Exercise Price Range                              Outstanding       Life      Price             Exercisable          Price
--------------------                              -----------  ---------  ---------             -----------       --------

$ 7.24 - $ 9.90                                    5,846,545   9.2 years    $ 9.79                 432,870        $ 8.83

$11.19 - $20.30                                    3,912,196   6.7 years    $17.35               2,354,826        $15.55

$21.92 - $28.78                                    3,961,250   7.5 years    $25.72               1,153,550        $24.09

$28.88 - $48.00                                    3,302,250   7.7 years    $42.05                 738,175        $39.34
                                                  ----------                                     ---------
                                                  17,022,241   7.9 years    $21.49               4,679,421        $20.79
                                                  ==========                                     =========

We use the intrinsic value method of accounting for stockbased compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $37.0 million, $28.8 million and $15.0 million or $0.19, $0.15 and $0.08 per share in 2001, 2000 and 1999, respectively. The weighted-average fair value of options granted during 2001, 2000 and 1999 was $4.35, $12.43 and $15.52, respectively. Fair value information for our stock options was estimated using the Black-Scholes option-pricing model based on the following weighted average assumptions:


                                                 2001          2000           1999
                                               -------       -------        -------
Dividend yield                                    2.5%          2.0%           1.0%
Expected stock price volatility                  43.3%         38.4%          35.6%
Risk-free interest rate                             4%            6%             5%
Expected option life                           5 years       6 years        6 years

Note 8. Earnings Per Share

Below is a reconciliation between basic and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999 (in thousands, except per share data):


                                                              Year Ended December 31,
                                   ----------------------------------------------------------------------------
                                              2001                      2000                     1999
                                   -----------------------    ----------------------    -----------------------
                                                       Per                       Per                        Per
                                   Income    Shares  Share    Income   Shares  Share    Income   Shares   Share
                                   ------    ------  -----    ------   ------  -----    ------   ------   -----
Net income                        $254,457                  $445,363                  $383,853
Less: preferred stock dividends         --                    (1,933)                  (12,506)
                                  --------                  --------                  --------
Basic earnings per share           254,457  192,231  $1.32   443,430  189,397  $2.34   371,347  172,319  $2.15
                                                     =====                     =====                     =====
Effect of dilutive securities:
  Stock options                               1,250                     1,428                     3,508
  Convertible preferred stock           --       --            1,933    2,110           12,506   10,629
                                  --------  -------         --------  -------         --------  -------
Diluted earnings per share        $254,457  193,481  $1.32  $445,363  192,935  $2.31  $383,853  186,456  $2.06
                                  ========  =======  =====  ========  =======  =====  ========  =======  =====


                                               Royal Caribbean Cruises Ltd.   47

Note 9. Retirement Plans

We maintain a defined contribution pension plan covering all of our full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Pension cost was $8.3 million, $7.3 million and $7.2 million for the years 2001, 2000 and 1999, respectively.

Effective January 1, 2000, we instituted a defined benefit pension plan to cover all of our shipboard employees not covered under another pension plan through their collective bargaining agreement. Benefits to eligible employees are accrued based on the employee's years of service. Pension expense was approximately $3.2 million and $1.9 million in 2001 and 2000, respectively.

Note 10. Income Taxes

We and the majority of our subsidiaries are not subject to U.S. corporate income tax on income generated from the international operation of ships pursuant to
Section 883 of the Internal Revenue Code, provided that we meet certain tests related to country of incorporation and composition of shareholders. We believe that we and a majority of our subsidiaries meet these tests. Income tax expense related to our remaining subsidiaries is not significant.

Note 11. Financial Instruments

The estimated fair values of our financial instruments are as follows (in thousands):

                                            2001              2000
                                         -----------       -----------

Cash and Cash Equivalents                $   727,178       $   177,810
Long-Term Debt
 (including current portion
 of long-term debt)                       (5,031,858)       (3,332,475)
Foreign Currency Forward
 Contracts (losses)                          (99,110)           (5,624)
Interest Rate Swap Agreements
 in a net receivable position                 35,668            24,583
Fuel Swap Agreements
 in a net (payable) receivable
 position                                     (7,799)           10,666


The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2001 or 2000 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

CASH AND CASH EQUIVALENTS

The carrying amounts of cash and cash equivalents approximate their fair values due to the short maturity of these instruments.

LONG-TERM DEBT

The fair values of our Senior Notes, Senior Debentures, Liquid Yield Option(TM) Notes and Zero Coupon Convertible Notes were estimated by obtaining quoted market prices. The fair values of all other debt were estimated using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities.

FOREIGN CURRENCY CONTRACTS

The fair values of our foreign currency forward contracts were estimated using current market prices for similar instruments. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to our firm commitments on vessel construction contracts and forecasted transactions. We use foreign currency forward contracts to mitigate the impact of fluctuations in foreign currency exchange rates. As of December 31, 2001, we had foreign currency forward contracts in a notional amount of $1.1 billion maturing through 2003. Our foreign currency forward contracts related to firm commitments on vessels under construction had aggregate unrealized losses of approximately $99.3 million at December 31, 2001.

INTEREST RATE SWAP AGREEMENTS

The fair values of our interest rate swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our variable rate debt is the potential increase in interest expense from an increase in interest rates. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. As of December 31, 2001, we had interest rate swap agreements in effect, which exchanged fixed interest rates for floating interest rates in a notional amount of $525.0 million, maturing in 2006 through 2011.

FUEL SWAP AGREEMENTS

The fair values of our fuel swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in bunker fuel prices relates to the forecasted consumption of fuel on our vessels. We use fuel swap agreements to mitigate the impact of fluctuations in bunker fuel prices. As of December 31, 2001, we had fuel swap agreements to pay fixed prices for bunker fuel with an aggregate notional amount of $85.2 million, maturing through 2003.


48 Royal Caribbean Cruises Ltd.

Our exposure under foreign currency contracts, interest rate and fuel swap agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts, all of which are currently our lending banks. To minimize this risk, we select counterparties with credit risks acceptable to us and we limit our exposure to any individual counterparty. Furthermore, all foreign currency forward contracts are denominated in primary currencies.

Note 12. Commitments and Contingencies

CAPITAL EXPENDITURES

As of December 31, 2001, we have six ships on order. Three are Radiance-class vessels scheduled for delivery in the third quarter of 2002, fourth quarter of 2003 and second quarter of 2004. Two are Voyager-class vessels with delivery scheduled in the first quarters of 2003 and 2004. One is a Millennium-class vessel scheduled for delivery in the second quarter of 2002. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.6 billion, of which we have deposited $316.5 million as of December 31, 2001. Additional deposits are due prior to the dates of delivery of $127.0 million in 2002 and $5.2 million in 2003. We anticipate that overall capital expenditures will be approximately $1.1 billion, $1.1 billion and $1.0 billion for 2002, 2003 and 2004, respectively. Two of the ships on order, with an aggregate capacity of 4,200 berths, are committed to the joint venture with P&O Princess. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion and is included in our projected capital costs above.

Pursuant to the joint venture agreement entered into in November 2001 with P&O Princess, we have committed up to $500.0 million in shareholder equity, with approximately $5.0 million contributed to date and the balance due and payable when called by the joint venture company. We have agreed to assign our ship-build contracts for Serenade of the Seas and Jewel of the Seas to the joint venture company. The aggregate contract price of these two ships, excluding capitalized interest and other ancillary costs, is approximately $0.8 billion, of which we have deposited $79.3 million as of December 31, 2001. Also, we have obtained commitments for export financing for up to 80% of the contract price of these two vessels. Any payments we have made under these contracts prior to assignment will be credited against our shareholder equity commitment. The joint venture shareholders intend that the joint venture company be financed through third-party indebtedness and each joint venture shareholder has committed to provide necessary credit support in the form of guarantees on a pro rata basis, subject to legal or regulatory restrictions. To the extent that third-party financing cannot be obtained, and if approved in accordance with the terms of the joint venture agreement, the joint venture shareholders will provide financing on a pro rata basis on identical terms. Subject to the terms of the joint venture agreement, the agreement can be terminated by either party if certain commercial benchmarks have not been achieved by January 1, 2003 or April 1, 2003.

Under the joint venture agreement, if a change of control occurs with respect to a joint venture shareholder, the other shareholder has a right to acquire the interest of that shareholder at fair market value in exchange for preferred stock or a 15-year subordinated note (or a combination thereof) of the purchasing shareholder. Notwithstanding the foregoing, the joint venture shareholder subject to a change of control has the right, subject to certain conditions, to put its interest in the joint venture to the other joint venture shareholder at a discount to fair market value in exchange for preferred stock or a 20-year subordinated note (or a combination thereof) of the purchasing shareholder.

LITIGATION

In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under 46 U.S.C.
Section 10313 of U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, is not expected to have a material adverse effect upon our financial condition or results of operations.


                                               Royal Caribbean Cruises Ltd.   49

OPERATING LEASES

We are obligated under noncancelable operating leases primarily for office and warehouse facilities, computer equipment and motor vehicles. As of December 31, 2001, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

          Year
          ----

          2002                                         $11,430
          2003                                          11,251
          2004                                          10,597
          2005                                           7,606
          2006                                           5,238
          Thereafter                                    41,735
                                                       -------
                                                       $87,857
                                                       =======

Total rent expense for all operating leases amounted to $9.8 million, $6.7 million and $5.1 million for the years 2001, 2000 and 1999, respectively.

OTHER

At December 31, 2001, we have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services as follows (in thousands):

          Year
          ----

          2002                                         $ 25,684
          2003                                           26,200
          2004                                           25,129
          2005                                           20,130
          2006                                           17,666
          Thereafter                                    113,428
                                                       --------
                                                       $228,237
                                                       ========
Note 13. Quarterly Data (unaudited)

                                           First Quarter          Second Quarter           Third Quarter         Fourth Quarter
                                        -------------------     ------------------      ------------------     ------------------
(in thousands, except per share data)    2001         2000       2001        2000        2001        2000       2001        2000
------------------------------------    -----       -------     ------     -------      -----      -------     ------     -------
Revenues                               $726,878    $707,786    $821,674    $680,731    $940,721    $835,210    $655,977    $642,118
Operating Income                       $ 90,084    $139,636    $135,275    $131,196    $211,257    $236,166    $ 18,989    $ 62,542
Net Income (Loss)                      $ 52,497    $105,528    $ 81,713    $108,258    $159,212    $201,497    $(38,965)   $ 30,080
Earnings (Loss) Per Share:
 Basic                                 $   0.27    $   0.57    $   0.43    $   0.57    $   0.83    $   1.05    $  (0.20)   $   0.16
 Diluted                               $   0.27    $   0.55    $   0.42    $   0.56    $   0.82    $   1.04    $  (0.20)   $   0.16
Dividends Declared Per Share           $   0.13    $   0.11    $   0.13    $   0.11    $   0.13    $   0.13    $   0.13    $   0.13





50 Royal Caribbean Cruises Ltd.

Management's Responsibility
for Financial Statements

The accompanying financial statements of Royal Caribbean Cruises Ltd. were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal control to assure the proper authorization of transactions, the safeguarding of assets and the reliability of the financial records. Royal Caribbean Cruises Ltd. maintains an internal auditing program that independently assesses the effectiveness of our internal controls and recommends possible improvements. Management believes that Royal Caribbean Cruises Ltd. maintains an effective system of internal control.

The financial statements of the Company have been audited by PricewaterhouseCoopers LLP, independent auditors. Their accompanying report is based upon an audit conducted in accordance with auditing standards generally accepted in the United States of America, including the related review of internal accounting controls and financial reporting matters.

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with the independent auditors, the internal auditors and representatives of management to discuss auditing and financial reporting matters. Both the Company's independent auditors and the internal auditors have free access to the Audit Committee.


Tor B. Arneberg
Chairman, Audit Committee

Richard D. Fain
Chairman and Chief Executive Officer

Richard J. Glasier
Executive Vice President and
Chief Financial Officer


Report of Independent
Certified Public Accountants

PricewaterhouseCoopers

To the Shareholders and Directors
of Royal Caribbean Cruises Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Miami, Florida
January 25, 2002, except for Note 3 which is as of February 14, 2002



                                               Royal Caribbean Cruises Ltd.   51

(Photo)

Board of Directors

(from left to right)

TOR B. ARNEBERG
Nightingale & Associates, Inc.

BERNARD W. ARONSON
ACON Investments, LLC

EDWIN W. STEPHAN
Royal Caribbean Cruises Ltd.

EYAL OFER
Carlyle M.G. Limited

JOHN D. CHANDRIS
Chandris (UK) Ltd.

ARNE WILHELMSEN
Anders Wilhelmsen & Co. A/S

JANNIK LINDBAEK
International Finance Corp./Worldbank Group

THOMAS J. PRITZKER
The Pritzker Organization, LLC

ARVID GRUNDEKJOEN
Anders Wilhelmsen & Co. A/S

LAURA LAVIADA
Pro Mujer

WILLIAM K. REILLY
Aqua International Partners

RICHARD D. FAIN
Royal Caribbean Cruises Ltd.

Executive Officers

RICHARD D. FAIN
Chairman and Chief Executive Officer,
Royal Caribbean Cruises Ltd.

JACK L. WILLIAMS
President and Chief Operating Officer,
Royal Caribbean International &
Celebrity Cruises

RICHARD J. GLASIER
Executive Vice President
and Chief Financial Officer,
Royal Caribbean Cruises Ltd.


52   Royal Caribbean Cruises Ltd.

Shareholder Information

Corporate Office

Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132
Telephone (305) 539-6000
Telecommunications Display Device
(305) 539-4440
Internet http://www.royalcaribbean.com
http://www.celebritycruises.com

Independent Auditors

PricewaterhouseCoopers LLP
700 First Union Financial Center
200 South Biscayne Boulevard
Miami, Florida 33131-2330

Common Stock Transfer
Agent & Registrar

First Union National Bank
1525 West W.T. Harris
  Boulevard, Building 3C3
Charlotte,NC 28262-1153
Internet http://www.firstunion.com

Common Stock

Common stock of Royal Caribbean
Cruises Ltd. trades on the New York
Stock Exchange (NYSE) and the
Oslo Stock Exchange (OSE) under
the symbol "RCL."

The table below sets forth the quarterly high and low prices of the common stock on the New York Stock Exchange:

2001                                             High             Low
----                                             ----             ---

First Quarter                                   $30.25           $19.87
Second Quarter                                   23.09            18.65
Third Quarter                                    24.88             7.75
Fourth Quarter                                   17.60             8.32

2000                                             High             Low
----                                             ----             ---

First Quarter                                   $40.25           $31.38
Second Quarter                                   44.50            31.88
Third Quarter                                    51.63            41.06
Fourth Quarter                                   58.88            42.63

Annual Meeting

The annual meeting will be held on Friday, May 24, 2002 at 11 a.m. at the Hyatt Regency, Miami, Florida.

Availability of Form 20-F

A copy of the Company's annual report on Form 20-F will be provided without charge upon written request to the Company.


Design: Critt Graham + Associates www.crittgraham.com / Principal photography:
Michel Verdure / Printing: QuebecorWorld Acme (c) Royal Caribbean Cruises Ltd. This report is printed on recycled paper using linseed-based inks.